

Mail Stop 3561

February 25, 2010

David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

      Re: West Corporation
              Amendment No. 4 to Registration Statement on Form S-1
              Filed February 16, 2010
              File No. 333-162292
              Form 8-K
              Filed February 9, 2010
              File No. 000-21771

Dear Mr. Mussman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary Consolidated Financial Data, page 13

1. We note your discussion of stock-based compensation within footnote one, as seen on page 14. Please reconcile the annual stock-based compensation amounts presented within this footnote to the annual stock-based compensation amounts presented within your calculation of Adjusted EBITDA, seen on page 15. If necessary, revise your disclosures so that these amounts are the same. Also apply this comment to your Selected Consolidated Financial Data beginning on page 34.

Risk Factors, page 16

2. We note that you have deleted the risk factor titled "Decreases in our collections may have an adverse effect on our receivables management business. In addition, changes in expected collection rates on portfolios held by us may cause us to record allowances for impairment against carrying values of these portfolios." We also note that for the years ended December 31, 2008 and 2009, you recorded impairment charges of $76.4 million and $25.5 million, respectively, to establish a valuation allowance against the carrying value of portfolio receivables. Furthermore, you disclose on page 41 that your receivables management reporting unit, which had approximately $225.6 million of goodwill as of December 31, 2009, is the reporting unit with the least amount of cushion between its fair value and carrying value. Therefore, it appears that this risk factor should be added back in this section. Alternatively, explain to us why you deleted this risk factor.

Potential future impairments of our substantial goodwill . . ., page 21

3. We note your added disclosure on page 41 regarding the goodwill in your receivables management reporting unit. Please also include this disclosure under this risk factor and under "Business – Recent Development with respect to Noncontrolling Interests and Portfolio Receivables" on page 78.

Management's Discussion and Analysis, page 37

Critical Accounting Policies, page 40

4. We note the revisions to your critical accounting policy for Goodwill and Intangible Assets, including your disclosure that your receivables management reporting unit is the reporting unit with the least amount of cushion between its fair value and carrying value. Based on your disclosures, it appears that you believe the receivables management reporting unit is at risk of failing step one of the impairment test, and as a result, a material impairment charge could occur. If our understanding is correct, please disclose the following as we believe it provides valuable information to your readers in assessing the sensitivity of your goodwill to future impairment:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if you do not believe that any of your reporting units are at risk of failing step one based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers to clarify the meaning of your current disclosure.

<u>Description of Capital Stock – Business Combinations, page 113</u>

5. We note your added disclosure that you have opted out of Section 203 of the Delaware General Corporation Law, but your certificate of incorporation contains similar provisions. Please clarify in this section, and under the risk factor titled "Anti-takeover provisions contained in our certificate of incorporation . . ." on page 25, how your provisions differ from Section 203 and the purpose of these different provisions.

<u>Consolidated Financial Statements for the Fiscal Year Ended December 31, 2009</u>

<u>Note 1. Summary of Significant Accounting Policies, page F-9</u>

<u>Common Stock, page F-14</u>

6. We note the discussion of your Class L stock that is classified outside of permanent equity since its redemption is considered to be outside of your control. Consistent with the guidance in ASR 268, we note you have classified these securities in temporary equity. Please tell us how you considered the guidance in ASC 810-10-50-1A(c) when preparing your statements of stockholders' deficit or related footnotes to your financial statements, as it appears the redeemable Class L shares would be captured in the requirement to reconcile <u>total</u> equity. Specifically, it appears you should present a statement of redeemable convertible

stock and stockholders' deficit in which you should provide separate reconciliations for redeemable equity and permanent equity. Alternatively, we would not object if you present a separate reconciliation for your redeemable equity in a separate statement or in the notes to the financial statements. Please revise or advise.

Note 15. Employee Benefits and Incentive Plans, page F-39

7. Refer to the detail of stock-based compensation expense at the top of page F-46. Please explain why these amounts differ from the stock-based compensation expense seen on the face of your statements of cash flows.

Item 17. Undertakings, page II-2

8. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Form 8-K Filed February 9, 2010

9. We note your presentation of EBITDA and adjusted EBITDA. Since you consider adjusted EBITDA a liquidity measure and reconcile it to cash flow from operating activities, please disclose the balances for each of the three major categories of the statement of cash flows in future filings.

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frederick C. Lowinger, Esq.
        Sidley Austin LLP
        Via facsimile to (312) 853-7036